Exhibit 5.2

FORM OF KING & SPALDING OPINION

[LETTERHEAD OF KING & SPALDING LLP]

, 2004

Foster Wheeler Ltd.,

Foster Wheeler LLC,

and Subsidiary Guarantors

c/o Foster Wheeler Inc.

Perryville Corporate Park

Clinton, N.J. 08809-4000

Re:                               Legality of the 10.5% Senior Secured Notes Due 2011, Series A of Foster Wheeler LLC (the New Notes”) and the guarantees (the “Guarantees”) thereof.

Ladies and Gentlemen:

We have acted as special United States counsel for Foster Wheeler Ltd. (“Parent”), a Bermuda company, Foster Wheeler LLC (the “Company”), a Delaware limited liability company, and the subsidiary guarantors listed on Exhibit A hereto (the “Subsidiary Guarantors” and collectively with Parent, the “Guarantors”), in respect of (i) the offer by the Company and Parent (the “Exchange Offer”) to exchange (a) the outstanding 9.00% Preferred Securities, Series I (liquidation amount $25 per trust security) issued by FW Preferred Capital Trust I (the “Trust Securities”) for cash or up to 19,467,000 shares of the common stock of Parent (such class of stock, the “Common Shares”) and 210,000 Series B Voting Convertible Preferred Shares (liquidation preference $0.01 per preferred share)(such class of preferred shares, the “Preferred Shares”), (b) the outstanding 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd. (the “Convertible Notes”) for up to 43,679,370 Common Shares and 470,400 Preferred Shares, (c) the outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement, and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois, to SunTrust Bank, Central Florida, National Association, as Trustee) (together, the “Robbins Bonds”) for up to 24,212,268 Common Shares and 260,745.24 Preferred Shares, and (d) the outstanding 6.75% Senior Notes due 2005 of Foster Wheeler LLC (the “2005 Notes”) for up to $150,000,000 in principal amount of New Notes and up to 12,410,200 Common Shares and 133,600 Preferred Shares and (ii) the offer for sale by Parent of up to 19,467,000 Common Shares and 210,000 Preferred Shares, to the extent that holders of outstanding Trust Securities elect to exchange their securities for cash in the Exchange Offer in lieu of those Common Shares and Preferred Shares.

In so acting, we have reviewed the Indenture to be entered into among the Company, Wells Fargo Bank, National Association, as trustee, and the Guarantees relating to the New Notes (the “Indenture”).  We have also reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed.  In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies.

For purposes of the opinions below, we have assumed that the execution and delivery of, and the performance of all obligations under, the Indenture, the New Notes and the Guarantees have been duly authorized by all requisite action by the Trustee and the Guarantors organized in states other than New York and Delaware, and that the Indenture has been duly executed and delivered by the Trustee and each of the Guarantors organized in states other than New York and Delaware, and is a valid and binding agreement of, the Trustee, enforceable against the Trustee in accordance with its terms.

This opinion is limited in all respects to the laws of the State of New York and the Delaware General Corporation Law, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein.  This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that:

1.             The Indenture has been duly authorized by the Company and the Guarantors and, when executed and delivered by the Company and the Guarantors will constitute a valid and binding obligation of the Company and the Guarantors, enforceable against the Company and the Guarantors in accordance with its terms, subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

2.             The New Notes have been duly authorized by the Company and, when executed and delivered by the Company and duly authenticated in accordance with the terms of the Indenture and delivered in exchange for the 2005 Notes, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

3.             The Guarantees have been duly authorized by the Guarantors and, when the New Notes are executed and delivered by the Company and duly authenticated in accordance with the terms of the Indenture and delivered in exchange for the 2005 Notes, will constitute valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with their terms, subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur, which could affect the opinions contained herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is included in the Registration Statement.

Very truly yours,

Schedule A

SUBSIDIARY GUARANTOR	JURISDICTION OF INCORPORATION
Continental Finance Company Ltd.	Bermuda
Energy Holdings, Inc.	Delaware
Equipment Consultants, Inc.	Delaware
Financial Services S.a.r.l.	Luxembourg
Foster Wheeler Holdings Ltd.	Bermuda
Foster Wheeler Asia Limited	Delaware
Foster Wheeler Capital & Finance Corporation	Delaware
Foster Wheeler Constructors, Inc.	Delaware
Foster Wheeler Development Corporation	Delaware
FW Energie B.V.	Netherlands
Foster Wheeler Energy Corporation	Delaware
Foster Wheeler Energy Manufacturing, Inc.	Delaware
Foster Wheeler Energy Services, Inc.	California
Foster Wheeler Enviresponse, Inc.	Delaware
Foster Wheeler Environmental Corporation	Texas
Foster Wheeler Europe Limited	England
Foster Wheeler Facilities Management, Inc.	Delaware
Foster Wheeler Inc.	Delaware
Foster Wheeler Intercontinental Corporation	Delaware
Foster Wheeler International Corporation	Delaware
Foster Wheeler International Holdings, Inc.	Delaware
Foster Wheeler Middle East Corporation	Delaware
Foster Wheeler North America Corp.	Delaware
Foster Wheeler Power Corporation	Delaware
Foster Wheeler Power Systems, Inc.	Delaware
Foster Wheeler Pyropower, Inc.	New York
Foster Wheeler Real Estate Development Corp.	Delaware
Foster Wheeler Realty Services, Inc.	Delaware
Foster Wheeler USA Corporation	Delaware
Foster Wheeler Virgin Islands, Inc.	Delaware

Foster Wheeler Zack, Inc.	Delaware
FW Hungary Licensing Limited Liability Company	Hungary
FW Mortshal, Inc.	Delaware
HFM International, Inc.	Delaware
PGI Holdings, Inc.	Delaware
Process Consultants, Inc.	Delaware
Pyropower Operating Services Company, Inc.	California
Perryville III Trust	New York